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The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended November 30, 1997, amounts have been reclassified to reflect an increase in accumulated net realized gain on investments of $339,526, an increase in overdistributed net investment income of $29,742, and a decrease in paid-in capital of $309,784.